UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

As previously disclosed on June 4, 2024, Mr. Chan Yong Xian, Mr. Cheong Hai Poh, and Mr. Lai Wai Kit were appointed and approved by the board of the YY Group Holding Limited (the “Company”), the Nominating Committee and the Compensation Committee as independent directors of the board of the Company, effective June 1, 2024. Additionally, Mr. Chan Yong Xian and Mr. Cheong Hai Poh were appointed as the chair of the Audit Committee and chair of the Nominating Committee respectively.

Effective August 31, 2024, Mr. Joseph R. Banks will conclude his service as Independent Director of the board of the Company and as chair of the Compensation Committee. We extend our appreciation to Mr. Joseph R. Banks for his contributions during his time in these roles. Mr. Lai Wai Kit will assume the position of chair of the Compensation Committee, succeeding Mr. Joseph R. Banks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: August 30, 2024	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer

2